Exhibit 99.2

The Procedural Rules of the Shareholders’

General Meeting of China Southern Airlines

Company Limited

Chapter 1     General Provision

Article 1	These Procedural Rules are formulated in accordance with the relevant requirements under “The Company Law of the People’s Republic of China” (hereinafter referred to as the “Company Law”), “The Securities Law of the People’s Republic of China” (hereinafter referred to as the “Securities Law”), “The General Meeting of Listed Companies” issued by the China Securities Regulatory Commission and “The Articles of Association of China Southern Airlines Company Limited (the “Company”)” (hereinafter referred to as the “Company’s Articles of Association”) with an aim to ensure the smoothness of shareholders’ general meeting of the Company, to standardize the organization and activities of the Company, improve the efficiency of the shareholders’ general meeting, to protect the legitimate interests of the Company and to ensure that the shareholders’ general meeting lawfully exercises its functions and the effectiveness and legitimacy of the resolutions.

The Company shall hold shareholders’ general meetings strictly in accordance with the laws, administrative regulations, the Company’s Articles of Association and these rules so as to ensure shareholders being able to lawfully exercise their rights.

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The Board of Directors of the Company shall duly perform its duties and organize shareholders’ general meetings as scheduled. All directors of the Company shall be diligent and responsible so as to ensure that shareholders’ general meeting is held normally and exercise their functions on a legal basis.

Article 2	The shareholders’ general meeting shall be the source of authority of the Company and shall exercise the following functions and powers in accordance with law:

(1) To decide on the Company’s operational policies and investment plans;

(2) To elect or remove Directors and decide on matters relating to the remuneration of Directors;

(3) To elect or remove Supervisors who are not representatives of shareholders and decide on matters relating to the remuneration of Supervisors;

(4) To consider and approve reports of the Board of Directors Committee;

(5) To consider and approve reports of the Board of Directors and the supervisory committee;

(6) To consider and approve the Company’s proposed annual financial budget and final accounts;

(7) To consider and approve the Company’s motions for profit distribution plans and recovery of losses;

(8) To decide on any increase or reduction of the Company’s registered capital;

(9) To decide on issues such as merger, division, dissolution, liquidation or changing the form of the Company and other matters;

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(10) To decide on the issue of bonds of the Company;

(11) To decide on the appointment, dismissal or non-renewal of accountants;

(12) To amend the Company’s Articles of Association;

(13) To consider and approve matters relating to the changes in the use of proceeds from share offerings;

(14) To consider and approve the equity incentive scheme;

(15) To consider motions raised by the shareholders who individually or jointly hold more than 3% (including 3%) of the Company’s shareholding with voting rights;

(16) To consider and approve the Company’s purchase, sale and exchange of major assets (as defined in the listing rules of the stock exchange(s) on which the shares are listed);

(17) To consider external guarantees made by the Company at a general meeting as required by the laws, rules and regulations, the listing rules of the stock exchange where the Company is listed and provisions of Company’s Articles of Association;

(18) To consider other matters required to be decided by the shareholders’ general meeting pursuant to the laws, administrative regulations, the listing rules of the stock exchange where the Company is listed and the Company’s Articles of Association;

(19) To decide on which matters the Board of Directors may be authorised or delegated to deal with by the shareholders at shareholders’ general meetings.

When the shareholders’ general meeting decides on which matters the Board of Directors may be authorised or delegated to deal with, the shareholders’ general meeting shall protect the legitimate rights and interests of the Shareholders of the Company according to law and abide by laws and regulations strictly in order to ensure the Company principles of efficient operation and scientific decision making. Matters which the Board of Directors may be authorised or delegated to deal with include but are not limited to the following:

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1. To modify the language of the Company’s Articles of Association upon the passing of the resolution on the amendments to the Company’s Articles of Association at the shareholders’ general meeting;

2. To distribute interim dividends;

3. To decide on specific matters in connection with the issue of new shares and convertible bonds;

4. To deal with and mortgage, secure the fixed assets under the current operation policy and investment plan passed at the shareholders’ general meeting, excluding direct or indirect provision of debts guarantee for the secured party with a gearing ratio exceeding 70%.

The shareholders’ general meeting shall also decide on other matters which the Board of Directors may be authorised or delegated to deal with from time to time in accordance with laws, regulations and the Company’s Articles of Association.

Chapter 2     General Rules for the Shareholders’ General Meeting

Article 3	The shareholders’ general meeting shall include annual general meeting and extraordinary general meetings. Annual general meetings shall be held once every year, and within six (6) months of the end of the preceding financial year. In case that the Company is unable to hold a shareholders’ annual general meeting within the aforesaid time frame, it shall be reported and explained to the local office of the China Securities Regulatory Commission ("CSRC") in the region where the Company operates and the stock exchange where its stock is traded (hereinafter referred to as the "stock exchange"), and make an announcement.

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Article 4	The Board of Directors shall convene an extraordinary general meeting within two (2) months on the happening of any of the following events:

(1) when the number of directors is less than that required by the Company Law or by two-thirds (2/3) of the number of directors specified in the Company’s Articles of Association of the Company;

(2) when the undistributed deficit of the Company reaches one-third (1/3) of the total amount of its share capital;

(3) when shareholder severally or jointly holding 10% or more (inclusive) of the Company outstanding shares carrying voting rights requests in writing the convening of an extraordinary general meeting;

(4) at the request of the Board of Directors who deems it necessary to convene an extraordinary general meeting;

(5) under the suggestion of more than a half of independent directors;

(6) under the suggestion of the supervisory committee;

(7) other circumstances as prescribed in the Company’s Articles of Association.

The shareholding mentioned in subparagraph (3) above shall be calculated from the date on which a shareholder submits his/her request in writing.

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Article 5	When the Company convenes a shareholders’ general meeting, the Board of Directors shall engage lawyers to attend the shareholders’ general meeting and advise on the following issues with announcements made thereon in accordance with the relevant provisions of the securities regulatory authorities and stock exchanges:

(1) whether the procedures of convening and holding the shareholders’ general meetings are in compliance with laws, administrative regulations, the Company’s Articles of Association and these procedural rules;

(2) to verify whether the persons attending the general meeting and the convenor are legally entitled to do so;

(3) to verify whether the shareholders who propose new motions at an annual general meeting are legally entitled to do so;

(4) whether the procedures of approving resolutions and the poll result are valid;

(5) legal opinions for other matters as requested by the Company.

The Board of Directors of the Company can also at the same time appoint a notary public to attend shareholders’ general meetings.

Article 6	Shareholders’ general meeting is formed by all shareholders of the Company who are legal persons or natural persons holding the shares of the Company. When a shareholders’ general meeting is convened, to consider the distribution of dividends and liquidation or other actions which may require the determination of shareholdings beforehand, the Board of Directors shall be entitled to fix a certain date for such determination of shareholdings. For this purpose, qualified Shareholders shall be those whose names appear in the share register at the close of business of such date. The share register shall be sufficient evidence of the holding of the Company’s shares by a shareholder. The Company shall keep a share register in accordance with the evidence provided by the share registrar.

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Article 7	Directors, supervisors, general manager and other senior management, accountants from the accounting firm engaged by the Company, legal consultant and other persons approved by the Board of Directors before the meeting are entitled to attend the meeting. The chairman of the meeting can assign the staff to verify, if necessary, the qualification of the shareholders, their proxies or other attendees and such person shall cooperate.

Chapter 3     Convening of Shareholders’ General Meeting

Article 8	Shareholders’ general meeting shall be convened and chaired by the chairman of the Board of Directors. If the chairman is unable to attend the meeting for any reason, the vice-chairman of the Board of Directors shall convene and chair the meeting. If both the chairman and vice-chairman of the Board of Directors are unable to attend the meeting, then the Board of Directors may designate a director to convene and hold the meeting. If no chairman of the meeting has been so designated, shareholders present may elect a personnel to be the chairman of the meeting. If for any reason, the shareholders fail to elect a chairman, then the shareholder (including proxy) present and holding the largest number of shares carrying the right to vote shall be the chairman of the meeting.

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For a general meeting convened by the supervisory committee, the chairman of the supervisory committee shall preside over the meeting. If the chairman of the supervisory committee is unable to perform or fails to perform his duties and responsibilities, a supervisor jointly elected by not less than one half of all supervisors shall preside over the meeting.

For a general meeting convened by shareholders, a representative of shareholders elected by the convener shall preside over the meeting.

During the course of a general meeting, if the chairman of the meeting is in breach of these procedural rules and renders it impossible for the meeting to continue, with the consent of the shareholders present at the meeting and representing more than one half of the total voting rights of all shareholders so present, the general meeting may elect a person to act as the chairman of the meeting and the meeting shall continue.

Article 9	Independent directors shall be entitled to propose to the Board of Directors the convening of an extraordinary general meeting. The Board of Directors shall, in accordance with the laws, administrative regulations and provisions of the Company’s Articles of Association, furnish a written reply stating its agreement or disagreement to the convening of the extraordinary general meeting within ten days upon receipt of such motion.

If the Board of Directors agrees to convene the extraordinary general meeting, a notice of meeting shall be issued within five days after adoption of the relevant resolution by the Board of Directors. If the Board of Directors does not agree to convene the extraordinary general meeting, an announcement shall be made.

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Article 10	When supervisory committee or shareholder(s) severally or jointly holding 10% or more (inclusive) of the Company’s shares carrying voting rights (hereinafter the "Proposing Shareholders") request(s) the Board of Directors to convene the extraordinary general meeting, the agenda of the meeting and full details of the resolutions to be proposed in the meeting shall be submitted to the Board of Directors in writing. The resolutions to be proposed in the meeting shall also be filed at the local offices of China Securities Regulatory Commission and the stock exchanges accordingly. The supervisory committee or proposing shareholder shall ensure that the contents of the resolutions to be proposed in the meeting are in compliance with the provisions of the law, regulations and the Company’s Articles of Association.

When the supervisory committee or the shareholder(s) request(s) to convene the extraordinary general meeting, the following procedures shall be followed:

(I) to propose the Board of Directors to convene the extraordinary general meeting by way of signing one or several requests in writing which are the same in terms of the form and the content, and state the details of the agenda.

1. The Board of Directors shall, in accordance with laws, administrative regulations and the Company’s Articles of Association, furnish a written reply stating its agreement or disagreement to convene the extraordinary general meeting within ten days upon receipt of any written motion from the supervisory committee. If the Board of Directors does not agree with the motion of the supervisory committee to convene an extraordinary general meeting or does not furnish any reply within ten days after receiving the motion from the supervisory committee, the Board of Directors shall be deemed as incapable of performing or failing to perform the duty of convening a shareholders’ general meeting, in which case the supervisory committee may convene and preside over such meeting on an unilateral basis;

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2. With respect to the written resolutions to be proposed in the shareholders’ general meeting convened by the proposing shareholder, the Board of Directors shall, in accordance with laws, administrative regulations and the Company’s Articles of Association, furnish a written reply stating its agreement or disagreement to convene the extraordinary general meeting within ten days upon receipt of any written motion from the supervisory committee and file at the local offices of China Securities Regulatory Commission and the stock exchanges accordingly.

3. When the Board of Directors decides to convene the shareholders’ general meeting, it shall publish the notice for convening the extraordinary general meeting. Changes to the original resolutions to be proposed that are made in the notice are subject to the consent of the supervisory committee or proposing shareholder. After the notice is published, the Board of Directors shall not propose new resolutions. Without the consent of the supervisory committee or proposing shareholder, the time for convening the shareholders’ general meeting shall not be changed or postponed.

4. In the event that the Board of Directors considers that the resolutions to be proposed by the supervisory committee or proposing shareholder violates the provisions of the law, regulations and the Article of Associations, it shall decide not to convene the shareholders’ general meeting, and to respond to the Proposing Shareholder. Within fifteen days after the receipt of the aforesaid notice, the supervisory committee or proposing shareholder may decide to waive the request of convening the extraordinary general meeting, and to publish the notice for convening the extraordinary general meeting on its own.

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If the supervisory committee or proposing shareholder waives the request of convening the extraordinary general meeting, it shall report to the local offices of China Securities Regulatory Commission and the stock exchanges accordingly.

(II) If the supervisory committee or proposing shareholder decides to convene the extraordinary general meeting on its own, it shall publish the notice for convening the extraordinary general meeting after giving a notice to the Board of Directors in writing, and reporting to the local offices of China Securities Regulatory Commission and the stock exchanges accordingly. The shareholding proportion in the Company carrying the right to vote of the convening shareholders shall not be lower than 10% prior to the announcement of the resolutions of the general meeting. The supervisory committee and convening shareholder shall submit relevant evidence to the local office of China Securities Regulatory Commission at the place where the Company is located and the stock exchange upon the issuance of the notice of general meeting and the announcement of the resolutions of the general meeting.

The content of the notice published by the supervisory committee or proposing shareholder shall fulfill the following provisions:

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1. The content of the resolutions to be proposed shall not add new items. Otherwise, the proposing shareholder shall request the Board of Directors to convene the shareholders’ general meeting again in accordance with the aforesaid procedure;

2. The place of the meeting shall be at the business address of the Company.

(III) With respect to the extraordinary general meeting to be convened by the supervisory committee or proposing shareholder on its own, the Board of Directors and the Board secretary shall duly perform their duties. The Board of Directors shall ensure the usual proceeding of the meeting. The Company shall assume reasonable expenses incurred by the meeting. The procedures for convening the meeting shall fulfill the following provisions:

1. The meeting will be convened by the Board of Directors. The Board secretary must attend the meeting. Directors and supervisors shall attend the meeting. The chairman of the Board shall be the chairman of the meeting. If there is any special reason that the chairman of the Board fails to perform his duties, the Vice chairman of the Board or other directors shall be the chairman of the meeting;

2. The Board of Directors shall engage lawyers to provide legal advice;

3. The procedures for convening the meeting shall comply with the relevant provisions of the Company’s Articles of Association.

(IV) If the Board of Directors fails to appoint a director to preside over a shareholders’ general meeting, the supervisory committee or the shareholders who made the motion can preside over such meeting after filing with the local office of CSRC at the place where the Company is located for record. The shareholders who made the motion shall engage lawyers to provide legal advice.

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For a shareholders’ general meeting convened by the supervisory committee or shareholders at its or their own discretion, the convening procedures shall comply with the provisions of the Company’s Articles of Association. The Board of Directors and the board secretary shall earnestly perform their duties and coordinate accordingly. The Board of Directors shall provide the register of shareholders as of the record date. If the Board of Directors does not provide the register of shareholders, the convener may apply to the securities depository and clearing authority for obtaining the register of shareholders with the announcement in relation to the notice convening the shareholders’ general meeting. The register of shareholders obtained by the convener shall not be used for any other purposes other than to convene a shareholders’ general meeting.

Article 11	If the Board of Directors does not convene an extraordinary general meeting within the specified time frame when the number of directors is less than that required by the Company Law or by two-thirds (2/3) of the number of directors specified in the Company’s Articles of Association or when the undistributed deficit of the Company reaches one-third (1/3) of the total amount of its share capital, supervisory committee or shareholders can convene an extraordinary general meeting in accordance with required procedures at its or their own discretion.

Article 12	If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, shareholders individually or jointly holding 10% or more of the shares of the Company carrying the right to vote shall be entitled to propose to the supervisory committee that an extraordinary general meeting be convened, and such motion shall be made in writing to the supervisory committee.

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If the supervisory committee agrees to convene the extraordinary general meeting, a notice of meeting shall be issued within five days upon receipt of such requisition. Any changes to the original requisition made in the notice shall require the approval of the relevant shareholders.

If the supervisory committee does not issue the notice of meeting within the required period, it shall be deemed as not convening or presiding over the shareholders’ general meeting. Shareholders individually or jointly holding 10% or more of the shares of the Company carrying the right to vote for more than 90 days consecutively may convene and preside over a shareholders’ general meeting himself or themselves.

If neither the Board of Directors nor the supervisory committee convenes and presides over the shareholders’ general meeting, the requisitionists themselves may convene such a meeting in a manner as similar as possible as that in which the shareholders’ meeting is to be convened by the Board of Directors within four months from the date of receipt of the requisition by the Board of Directors.

Article 13	With respect to matters which shall be resolved at the class shareholders’ general meeting pursuant to the Company’s Articles of Association, the Company shall convene a class shareholders’ general meeting, the procedure of which is as same as that of shareholders’ general meeting.

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Article 14	The extraordinary meeting convened by the supervisory committee or shareholders at its or their own discretion is at the cost of the Company unless otherwise required in these rules.

Chapter 4     Motions and Notification of General Meetings

Article 15	The content of a motion shall be determined by shareholders’ general meeting, which shall have definite topics to be discussed and specific matters for resolution and shall be in line with the laws, administrative regulations and the Company’s Articles of Association.

Article 16	Shareholder(s) individually or jointly holding 3% or more of the Company’s issued shares carrying voting rights shall have the right to propose an extempore motion ten days prior to the general meeting by furnishing the same to the convener in writing. After the same have been reviewed and approved by the Board of Directors of the Company, those matters in the proposed motions within the scope of functions and powers of the shareholders’ general meeting will be placed on the agendas. The convener shall within two days after receiving the proposed motion issue a supplemental notice of general meeting to make public the contents of the ex tempore motion. If the Board of Directors considers that the contents of the motion are not within the scope of functions and powers of the shareholders’ general meeting, it shall give reasons and explanation to the shareholders’ general meeting and publish the motion and the board’s explanation along with resolutions adopted by the shareholders’ general meeting at the end of the meeting. Save to the condition as provided in the preceding paragraphs, the convener shall not amend such new motions stated in the notice of general meeting or add any new motion upon the issue of the announcement of notice of general meeting.

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Motions which are not included in the notice of meeting or which do not meet Article 20 of these rules shall not be voted on by the shareholders’ general meeting and become resolutions.

Article 17	Upon convening of a shareholders’ general meeting, the Board of Directors shall serve a notice of not less than forty-five days (when calculating the period of notice, the Company shall exclude the date of the general meeting) to all the shareholders on the register on the record date by way of announcement or by any other means (if necessary). A shareholders will be notified by way of announcement while H shareholders will be notified by way of announcement regarding the notice on the website of the Company (www.csair.com). The notice for the class meetings shall only be sent to those shareholders who have rights to vote on such meeting.

Article 18	The notice convening shareholders’ general meeting and its supplementary notice shall fully and completely disclose the specific contents of all motions and contain all of information or explanations required for shareholders to make sound judgment of the matters to be discussed. For those items requiring the opinions of independent directors, the notice of shareholders’ general meeting or the supplementary notice shall disclose both the opinions and the reasons of independent directors.

Article 19	The nominee list of Directors and Supervisors of the Company shall be submitted to the shareholders’ general meeting for resolution. Where the shareholders’ general meeting intends to deliberate the election of directors or supervisors, the notice of meeting shall fully disclose the details information on the candidates for directors or supervisors at least in the following aspects:

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(1) Personal information such as educational background, work experience and other engagements;

(2) Whether such candidate has any affiliation with the Company or its controlling shareholders or beneficial controllers;

(3) The number of shares of the Company such candidate holds;

(4) Whether such candidate has been penalised by the CSRC or any other relevant authorities.

Saving directors or supervisors who are elected by way of cumulative voting system, a single motion shall be put forward for each candidate for directors or supervisors.

Article 20	Any shareholders’ general meetings shall be held in compliance with the following conditions: A motion proposed at shareholders’ general meetings shall satisfy the following criteria:

(1) The substance of the motion proposed shall be in compliance and not conflict with laws, administrative regulations and the requirements set forth in the Company’s Articles of Association, and shall fall within the scope of business of the Company and the functions of shareholders’ general meetings;

(2) There is a clear subject of discussion and a specific resolution; and

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(3) The shareholder(s) who individually or jointly represent 3% or more of the Company’s shares with voting rights or the Supervisory Committee can directly raise the extraordinary motion(s) of the shareholders' general meeting. The extraordinary motion(s) shall be submitted or delivered to the Board of Directors in writing and the Board of Directors shall decide whether such motions shall be included in the agenda of the shareholders’ general meeting.

Article 21	Ad hoc motion, which is not included in the notice of Board of Directors and dealt with matter which shall not be voted by way of communication stated in these rules, being put at general meeting, the person putting the motion shall deliver the motion to the Board of Directors on 10 days before the date of convention of general meeting. The Board of Directors will examine the motion and then make a public announcement.

Where the substantial shareholder proposes a new motion on profit distribution, the motion shall be submitted to the Board of Directors 10 days before the date of the annual general meeting for announcement by the Board of Directors. If the motion is submitted less than 10 days before the annual general meeting, the substantial shareholder shall not propose any new profit distribution motion at the forthcoming annual general meeting.

Apart from the above, other motions may be submitted to the Board of Directors for its announcement before the annual general meeting or may be proposed at the annual general meeting directly.

Where the annual general meeting adopts the means of online voting, ad hoc motion put forward by the proposer shall be submitted to the Board of Directors ten days before for announcement by the Board of Directors. Ad hoc motions proposed at the meeting or other motions which have not been announced shall not be included in the matters to be voted upon at the shareholders’ general meeting.

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Article 22	The Board of the Company shall act in the best interest of the Company and its shareholders and shall examine the motions proposed at the shareholders’ general meeting according to the provisions of these rules.

Article 23	Regarding the ad hoc motions proposed for the annual general meeting as stated in Article 21 of these rules, the Board of Directors shall review the proposed motions in accordance with the following principles:

(1) Relevance. The Board of Directors shall review the motions proposed by shareholders. Matters in motions proposed by the shareholders which are directly relevant to the Company and are not outside the terms of reference of the general meeting as stipulated in the laws, regulations and Company’s Articles of Association shall be submitted to the shareholders’ general meeting for discussion. For matters which fail to meet the above requirements, the proposing shareholder may be recommended not to submit the proposed resolution for discussion at the shareholders’ general meeting. The Board of Directors shall give explanations and reasons at the general meeting if it decides not to propose the motions raised by shareholders for voting at shareholders’ general meeting. It shall also publish the content of the motions and the Board of Directors’ explanations together with resolutions of the shareholders’ general meeting following the conclusion of the shareholders’ general meeting.

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(2) Procedural issues. The Board of Directors may make proposals on procedural issues concerning motions proposed by shareholders. Consent of the proposing shareholder shall be obtained if the proposal resolution will be split up or combined for voting. In the event of any objection to the change by the proposing shareholder, the chairman of the shareholders’ general meeting may present the procedural issue to the shareholders’ general meeting for decision and discussions shall be conducted in accordance with the procedures decided by the shareholders’ general meeting.

Article 24	When the Board of Directors proposes to change the use of proceeds of share offer, it shall state the reason, general information of the new project and impact on the future of the Company in the notice of the shareholders’ general meeting.

Article 25	Any motion relating to public offers of shares requiring the approval of the China Securities Regulatory Commission shall be put forward as a special motion.

Article 26	After the annual report has been considered and passed by the board of directors, a resolution relating to the distribution of profits shall be made and be proposed at the annual general meeting. Any proposal on capitalization of the capital reserve by the Board of Directors shall be accompanied by details for the reason of such increase of share capital and be disclosed in the announcement for such capitalization. The Board of Directors shall disclose the figures on the earning per share and net asset value per share before and after such capitalization and the impact on the future of the Company in such announcement.

Article 27	The appointment of accountants shall be proposed by the Board of Directors and approved by the shareholders’ general meeting. In the event that the Board of Directors proposes to dismiss or not to re-appoint the accountants, prior notice shall be given to the accountants concerned and the Board of Directors shall explain the reasons thereof to the shareholders’ general meeting. The relevant accountants shall be entitled to give their opinions in the shareholders’ general meeting.

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In the event that the Board of Directors dismisses the accountants due to proper reasons during time not having a shareholders’ general meeting, it may appoint other accountants as a temporary replacement provided that such appointment shall be ratified and approved in the coming shareholders’ general meeting.
In the event that the registered accountant resigns, the Board of Directors shall state the reasons for such resignation in the coming shareholders’ general meeting. The reigned registered accountant is liable to address the shareholders’ general meeting whether the Company has acted improperly or not in writing or assigning a representative to attend the shareholders’ general meeting.

Article 28	If the proposing shareholders have any objection to the decision of the Board of Directors of not including their motions in the agendas of the shareholders’ general meeting, they may request the convening of an extraordinary general meeting according to the Company’s Articles of Association.

Article 29	After issue of notice of shareholders’ general meeting by the Company about election of Directors and Supervisors, shareholder(s) individually or jointly holding 5% or more of the voting shares of the Company may propose nominees of Directors and Supervisors before the shareholders’ general meeting for review by the Board of Directors in accordance with the procedures for amendments to proposals of shareholders’ general meeting before submission to shareholders’ general meeting for examination.

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Article 30	A notice of shareholders’ general meeting shall include the following:

(1) specify the place, the date and time of the meeting;
(2) state the matters and proposals to be considered at the meeting;

(3) contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder;

(4) specify the record date of shareholding of shareholders entitled to attend the shareholders’ general meeting;

(5) specify the time and place for lodging proxy forms for the relevant meeting;

(6) specify the name and telephone number of the contact person of the meeting;

(7) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganise the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

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(8) contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, president or other senior administrative officer in the proposed transaction and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

(9) contain the full text of any special resolution to be proposed at the meeting;

Where the Company convenes the shareholders’ general meeting and provides shareholders with online voting, the time and voting procedures of online voting and the matters to be considered and approved.

Article 31	When the Board of Directors issues the notice for the convening of a shareholders’ general meeting, the meeting shall not be postponed without reason. In case the shareholders’ general meeting must be postponed under special circumstances, a notice regarding the postponement must be issued at least two working days before the original date of the shareholders’ general meeting. In the postponement notice, the Board of Directors must state the reasons for the postponement and the date of the postponed meeting.”

When the shareholders’ general meeting is postponed, the Board of Directors may not change the record date of the shareholding of the shareholders entitled to attend the shareholders’ general meeting provided in the original notice.

Article 32	The Board of Directors shall set out the issues to be discussed in the notice convening the shareholders’ general meeting, and fully disclose details of all resolutions proposed by the Board of Directors. In the event that changes are to be made in relation to issues resolved in the previous shareholders’ general meeting, such resolution for amendments shall cover all details of the issues concerned, instead of merely highlighting those to be amended.

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Matters set out as “Miscellaneous matters” without any concrete details shall not be considered as proposed resolutions, and the shareholders’ general meeting shall not resolve on such matters.

Article 33	The Board of Directors shall not propose any new motion which is not included in the notice of general meeting after the notice has been issued.

Chapter 5     Holding of Shareholders’ General Meeting

Article 34	A shareholders’ general meeting is held in the form of on-the-spot meeting, online voting or in other forms. Matters required to be voted by way of online voting stipulated by the laws, administrative regulations and the Company’s Articles of Association have to be resolved by online voting. The shareholders that have participated in the shareholders’ general meeting through access of any aforesaid means shall be deemed as having attended the shareholders’ general meeting.

Article 35	Where the Company convenes the shareholders’ general meeting and provides shareholders with online voting, the notice of meeting shall specify the time and voting procedures of online voting and the matters to be considered and approved. Online or other means of voting for shareholders’ general meeting shall start not earlier than 3:00 p.m. on the day before the convening of the on-the-spot shareholders’ general meeting or later than 9:30 a.m. on the day of convening of the on-the-spot shareholders’ general meeting, and shall end not earlier than 3:00 p.m. on the day when the on-the-spot shareholders’ general meeting is concluded.

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Where online voting is adopted for the shareholders’ general meeting, all shareholders whose names appear on the register of members on the record date for the purpose of the shareholders’ general meeting, are entitled to exercise their voting rights through the online voting system of the shareholders’ general meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified. In the case of repeated voting for the same shares, only the first vote is valid.

Article 36	The Company shall, subject to the general meetings being legally and validly held and availability of corresponding conditions, encourage a higher proportion of participation of domestic shareholders in general meetings through various means, including using modern information technology to establish an online voting platform for domestic shareholders.

Article 37	Shareholders may attend the meeting in person, or they may appoint proxies to attend the meeting for them. The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or attorney duly authorised.

Article 38	The period between the record date and the date for the meeting shall not be less than 30 days. No change shall be made once the record date is confirmed.

All the shareholders recorded in the register of members on the record date or their proxies are entitled to attend the general meetings, and neither the Company nor the convener shall deny such right on any ground.

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Article 39	Individual shareholders are entitled to attend any shareholders’ general meeting by presenting their identity cards and share account cards; proxies on behalf of shareholders are entitled to attend any shareholders’ general meeting by presenting their identity cards, power of attorney and share account cards.

The legal person shareholder is entitled to appoint a legal representative or a proxy on behalf of such legal representative to attend any shareholders’ general meeting. The legal representative is entitled to attend any shareholders’ general meeting by presenting their identity cards, power of attorney confirming his legal representation and share account cards; his proxy is entitled to attend any shareholders’ general meeting by presenting identity cards, power of attorney granted by the legal representative on behalf the legal person shareholder and share account cards.

Article 40	The proxy form to appoint a proxy to attend any general meeting by a shareholder shall contain the following:

(1) Name of the proxy;

(2) Indication of whether voting power is granted;

(3) Instruction of voting "for", "against" or "abstention" for the first resolution proposed at any general meeting;

(4) whether or not the proxy has voting rights in respect of any provisionary proposed resolution which be included in the agenda for shareholders’ general meeting and if the proxy has voting rights in respect thereof, specific instructions as to the type of voting rights to be exercised;

(5) Date of appointing a proxy and the effective period for such appointment;

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(6) The appointer shall sign or seal the proxy form. If the appointer is a corporation, the proxy form must be affixed with the common seal.

If no instruction or no specific instruction is given on the proxy form, it shall be deemed as that the proxy is duly authorized to vote at his discretionary and the results are deemed as made by the shareholder.

Article 41	The instrument for appointing a voting proxy shall be deposited at the premises of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four hours before the time for holding the meeting or the time appointed for the passing of the resolution. If such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority shall together with the instrument for appointing a voting proxy be deposited at the premises of the Company or at such other place as is specified for that purpose in the notice convening the meeting.

If the appointer is a legal person, its legal representative or such person as is authorised by resolution of its Board of Directors or other governing body may attend at any meeting of shareholders of the Company as a representative of the appointer.

Article 42	Company is responsible for compiling the signatures of the personnel attending the meeting. The signature list states clearly names of personnel (or companies’ names) attending the meeting, ID card numbers, addresses, numbers of shares held and represented and names of the appointers (or companies’ names).

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Article 43	The Company shall, based on the written replies received twenty days before the date of the shareholders’ general meeting from the shareholders, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of the Company’s total voting shares, the Company may hold the meeting; if not, then the Company shall within five days notify the shareholders again by public notice of the matters to be considered, the place and date for, the meeting. The Company may then hold the meeting after such publication of notice.

Article 44	The Board of Directors, independent directors and shareholders who meet the relevant requirements may solicit from other shareholders their voting rights in shareholders’ general meetings. The solicitation shall be without consideration and information shall be fully disclosed to such shareholders.

Article 45	Annual general meeting may discuss any business as provided in the Company’s Articles of Association. The extraordinary general meeting shall only resolve on matters stated in the notice of the meeting.

Article 46	During the period of shareholders’ general meeting of the Company, there is a team handling meeting affairs. The broad secretary is responsible for the organization and record of the meeting. The documents for the shareholders’ general meeting are prepared by the board secretary.

Article 47	The shareholders’ general meeting shall be convened by adhering to the principles of cost-saving and simplicity. No additional economic benefits shall be granted to the shareholders (or their proxies) attending such a meeting.

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Article 48	The Board of Directors and the supervisory committee of the Company should take necessary measures to ensure the solemnity and normal order of the shareholders’ general meetings. Except for the attending shareholders (or their proxies), the participating directors, supervisors, board secretary, senior management, the lawyers retained and the persons invited by the Board of Directors, the Company reserves the right to refuse entry of other people into the venue of the meeting(s) in accordance with the laws. The Company shall take measures to prevent the occurrence of any interruption to order of the shareholders’ general meeting, disturbance and nuisance, and any conduct infringing the legitimate rights of the shareholders. The Company shall also report the same to the relevant government authorities for investigation.

Article 49	The chairman of the meeting shall declare the commencement of the meeting at the appointed time, but the meeting may be declared to have commenced after the appointed time if any of the circumstances arises:

(1) equipment is not ready;
(2) there exists any other significant causes.

Article 50	After announcing the formal commencement of the meeting, the chairman of the meeting shall first declare that the number of the shareholders and proxies present at the meeting and the number of shares with valid voting rights. Shareholders, their proxies and other attendees shall reach the venue prior to the meeting and latecomers shall be permitted by the chairman of the meeting.

Article 51	Chairman shall order the following persons to leave the meeting:

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(1) Persons nor qualified to attend;

(2) Persons making trouble;

(3) Persons not dressed properly;

(4) Persons carrying dangerous materials or bringing animals.

Those who disobey the order shall be taken out with force by staff of the place of meeting. It can ask for public security’s assistance if necessary.

Article 52	Resolutions shall be considered and voted in the order listed on the notice of the meeting. Relevant resolutions could be discussed jointly if necessary.

Article 53	The chairman of the meeting or its assigned staff shall make explanation or distribute documents, if necessary, for each resolution.

Article 54	Supervisory committee shall give opinion on the resolution considered at the shareholders’ general meeting if it thinks it is necessary.

Article 55	At the annual general meeting, the Board of Directors and the supervisory committee shall report their respective work of the previous year to the general meeting of shareholders, and each independent director shall also make his duty report correspondingly.

Article 56	Except for trade secret of the Company and issues which are not discloseable at shareholders’ general meetings as provided by laws, regulations, or securities rules, directors, supervisors and senior administrative officers shall reply or give explanation and description to the inquiries and suggestions raised by the shareholders at the Shareholders’ general meeting.

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Where a motion relating to a connected transaction is to be considered at a shareholders’ general meeting, the connected shareholders may still attend the meeting, express their views according to the procedures of the meeting and respond to the enquire made by other shareholders.

Chapter 6     Voting and Resolutions of the Shareholders’ General Meeting

Article 57	Shareholders (including the proxies) may exercise their voting rights in accordance with the number of their voting shares and each share shall have one vote.

Article 58	Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including the proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

To adopt a special resolution, votes representing more than two thirds of the voting rights represented by the shareholders (including the proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

Shareholders (including the proxies) who attend the meeting shall expressly state their opinions for every matter to be determined by voting in one of the following options: For, Against, or Abstain. Voters whose ballots are incomplete, incorrectly completed or illegible or who has not complete the voting procedure shall be deemed as giving up their voting rights, thus the voting result in respect of their shares shall be counted as “Abstain”. Shares abstaining from voting shall not be counted in the total number of voting shares for the calculation of the voting result.

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When any proxy of any shareholders shall abstain from voting or be limited to vote in favor of or against any designated resolution, any votes made by such proxy in contravention of the aforesaid regulation or limitation shall not be counted in the total number of voting shares.

Article 59	The following matters shall be resolved by an ordinary resolution at the shareholders’ general meeting:

(1) Work reports of the Board of Directors and the supervisory committee;

(2) Plans formulated by the Board of Directors for distribution of profits and for making up losses;

(3) Removal of the members of the Board of Directors and members of the supervisory committee, their remuneration and method of payment;

(4) Annual preliminary and final budget, balance sheet, profit and loss account and other financial statements of the Company;

(5) Annual report of the Company;

(6) Matters other than those specified by laws, administrative regulations or these Articles of Association to be resolved by special resolutions.

Article 60	The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1) The increase or decrease in share capital and the issue of shares of any class, warrants and other similar securities of the Company;

(2) The issue of debentures of the Company;

(3) The division, merger, dissolution and liquidation of the Company;

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(4) Amendments to the Company’s Articles of Association;

(5) Repurchase of the Company’s shares;

(6) The Company plans to purchase or sell major assets or provides a guarantee the amount of which within a year exceeds 30% of the Company’s latest audited total assets;

(7) Share option scheme;

(8) Any other matters considered by the shareholders’ general meeting by way of an ordinary resolution to be of a nature which may have a material impact on the Company and shall be adopted by a special resolution.

Rights conferred on any class of shareholders in the capacity of shareholders may not be varied or abrogated unless approved by a special resolution of shareholders in shareholders’ general meeting and by holders of shares of that class at a separate meeting. Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote at class meetings.

Article 61	The accumulative voting system shall be promoted in the election of the directors (including independent directors) and supervisors (excluding supervisors assumed by staff representatives) at the general meetings

The accumulative voting system referred to herein means that, in the election of directors or supervisors at the general meeting, each share carrying voting right shall carry the same number of voting right as the number of directors or supervisors proposed to be elected, and the voting rights of the shareholders may be freely cast among the proposed directors and supervisors, either be separately cast in favour of a number of nominees or be collectively cast in favour of one nominee. As such, based on the number of votes that the nominated directors and supervisors have got and the number of directors or supervisors proposed to be elected, those who have got more votes shall be elected.

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Article 62	The election of directors shall be based on a cumulative voting system. During the election, each share held by shareholders attending the general meeting shall have the same voting rights as the number of director’s candidates. Each shareholder may cast all his votes to a single candidate or spread his votes among different candidates, provided that the cumulative votes cast shall not exceed the total number of votes held by that shareholder. The directors shall be elected according to the number of votes cast for them. The number of votes obtained by the director’s candidates shall exceed half of the voting rights represented by the persons attending the shareholders’ general meeting.

The independent directors shall be elected separately from other members of the Board of Directors in accordance with the accumulative voting system.

Article 63	Each of the proposed resolutions set out in the agenda shall be decided by voting in the shareholders’ general meeting in sequence, and such voting shall not in any event be suspended or cancelled. Should there be more than one resolution on the same issue in the annual general meeting, voting shall be conducted according to the chronology of the resolutions proposed.

Article 64	Voting at the shareholders’ general meeting shall be taken by the following ways:

(1) disclosed ballot;

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(2) show of hands for matters not currently required to be voted by ballot;

(3) communication.

Voting is made by unconditional ballot, that is, no additional conditions are attached to voting.

Article 65	Annual general meetings or extraordinary general meetings held at the request of shareholders and the supervisory committee shall not adopt voting by way of written resolutions. Extraordinary general meetings held for other reasons may vote by way of written resolutions, except for the following matters:

(1) Increase or decrease in the Company registered capital;

(2) Any issue of debentures by the Company;

(3) Merger, division, dissolution and liquidation of the Company;

(4) Any amendment to the Company’s Articles of Association;

(5) Plan for distribution of profits and recovery of losses;

(6) Appointment and removal of members of the Board of Directors and the supervisory committee;

(7) Change in application of raised funds;

(8) Connected transactions that shall be considered and examined by the shareholders’ general meeting;

(9) Acquisition and disposal of assets that shall be considered and examined by the shareholders’ general meeting;

(10) Change of accounting firms;

(11) Other matters that shall not be voted by way of written resolutions as provided by the Company’s Articles of Association.

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Article 66	The following issues shall be approved by vote on a poll under the voting supervisor’s supervision at the shareholders’ general meeting:

(1) Connected transactions;

(2) Transactions that shall be approved by independent shareholders;

(3) Options granted to major shareholders or independent directors or any of their associates;

(4) Any other transactions in which shareholders are materially interested and accordingly are required to refrain from voting at shareholders’ general meeting.

Article 67	Unless a poll is demanded before or after any vote by show of hands at any shareholders’ general meeting by following parties, a resolution shall be passed on a show of hands other than those are required to be decided by a poll as provided in Article 66 of these rules:

(1) the chairman of the meeting;

(2) at least two shareholders entitled to vote present in person or by proxy;

(3) by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the rights to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such a demand.

Article 68	Where online voting is also provided at the shareholders’ general meeting of the Company, the number of votes by shareholders or their appointed representatives through online voting system of the shareholders’ general meeting shall be taken into account for the total number of votes of the shareholders’ general meeting together with the number of votes on site of the meeting and by other means specified. Online voting adopted for the shareholders’ general meeting shall be conducted in accordance with the relevant laws, rules and regulations.

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Where online voting is adopted for the shareholders’ general meeting, all shareholders whose names appear on the register of members on the record date for the purpose of the shareholders’ general meeting, are entitled to exercise their voting rights through the online voting system of the shareholders’ general meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified. In the case of repeated voting for the same shares, only the first vote is valid.

Article 69	In the course of considering matters relating to connected transactions at a general meeting, the shareholders involved in the connected transactions will abstain from voting. The number of voting shares represented by such shareholders shall be excluded from the total number of voting shares present at the meeting.

Article 70	Before a resolution is voted on at a general meeting, two representatives of the shareholders shall be elected as vote counters and scrutinisers. Any shareholder who is interested in the matter under consideration and proxies of such shareholder shall not participate in vote counting or scrutinising.

When the shareholders are voting on the motions, lawyers, shareholder representatives and supervisory representatives shall count and scrutinize the votes jointly.

Article 71	The on site shareholders general meeting shall not end earlier than the online means or other means. The chairman of the meeting shall announce the voting and result of each of the motions, and announce whether they are approved according to the results.

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Before the results are officially announced, all the on site related parties such as the listed companies, vote counters, vote scrutinisers, substantial shareholders and network service providers are obliged to keep the result confidential.

Article 72	The board secretary shall be responsible for preparing minutes of shareholders’ general meetings, which shall contain:

(1) the time, venue, agendas of the meeting, and the name of the convener;

(2) the names of the chairman of the meeting, the directors, supervisors, president and other senior administrative officers attending the meeting;

(3) the number of shareholders and proxies attending the meeting, the total number of their voting shares and their respective proportions to the total number of shares of the Company;

(4) the name of the chairman of the meeting and agenda;

(5) the process of deliberation of each proposal and the main points of speeches in respect of each motion by each speaker;

(6) the voting results of each motions;

(7) the inquiries or suggestions of the shareholders and the corresponding replies or explanations of the Board of Directors and supervisory committee;

(8) the names of legal counsel, vote counters, and supervisors;

(9) other contents which, shall be contained in the minutes of the meeting as considered by the general meeting and prescribed by the Company’s Articles of Association.

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Article 73	The directors, supervisors, board secretary, convener or their representative, chairman of the meeting shall sign on the minutes of the meeting, and ensure that the contents of the minutes of meetings are true, accurate and complete. The minutes of meeting shall be kept together with the valid information such as the attendance register of the attending shareholders and the power of attorney of their proxies, the votes cast by way of internet and by other means shall be kept at the premises of the Company for a period ten years.

Article 74	The board secretary shall lodge the resolutions of shareholders’ general meeting and relevant documents with the stock exchanges and make relevant announcements on the designed newspaper for information disclosure and disclose other disclosable information.

Chapter 7     Enforcement of the Resolutions of Shareholders’ General Meeting

Article 75	If the motion with respect to directors or supervisors election is approved at the shareholders’ general meeting, the new director or supervisor shall take office pursuant with the Company’s Articles of Association.

Article 76	When the general meeting has passed motions regarding cash distribution, bonus issue or conversion of capital common reserve into capital, the specific proposals will be implemented within two months after being considered and approved by the general meeting and all administrative approvals (if necessary) are obtained.

Article 77	Any resolution of the shareholders’ general meeting of the Company that is inconsistent with the laws or administrative regulations shall be invalid.

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Where any of the procedures for convening a shareholders’ general meeting or the means of voting is inconsistent with the laws, administrative regulations or the Company's Articles of Association, or the content of any resolution is inconsistent with the Company's Articles of Association, shareholders may request the people's court to cancel such resolution within sixty days from the date on which the resolution is made.

Chapter 8     Addendum

Article 78	These rules are addendum to the Company’s Articles of Association which come into effect from the date on which such resolution is passed at the shareholders’ general meeting of the Company. Also, these rules represent a document with binding effect on the shareholders’ general meeting, shareholders, directors, supervisors and other attendees.

Article 79	These rules are interpreted by the Board of Directors of the Company.

Matters not dealt with in these rules shall be handled in accordance with the requirements of Company Law, Securities Law, the Company’s Articles of Association or relevant laws and administrative regulations of security regulators.

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